

07006026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 0 1 2007 210 SEC MAIL PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38211

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. M. N. Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

252 Wall Street
(No. and Street)

Kingston (City) New York (State) 12401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon L. Melamed CPA PC
(Name – *if individual, state last, first, middle name*)

PO Box 505 (Address) Kerhonkson (City) New York (State) 12446 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard M. Netter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M.N. Securities Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shareholder has $5000 in customer account. This money remains there in order to insure no bank fees.

CLEANTE J. GRAY
Notary Public-State of New York
No. 01GR5076671
Qualified In Ulster County
My Commission Expires April 28, 2007

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Solomon L. Melamed, P.C.
CERTIFIED PUBLIC ACCOUNTANT

P.O. Box 505 • 5990 Route 209 N • Kerhonkson, NY 12446
Tel: 845-626-4518 • Fax: 845-626-2418

February 26, 2007

R. Securities, Inc.M.N.
D/B/A/ Senate Securities
252 Wall Street
Kingston, New York 12401

Dear Mr. Netter

I have audited the accompanying balance sheet of R.M.N. Securities, Inc. as at December 31, 2006 and the related statements of revenue, expenses, changes in retained earnings, changes in stockholders' equity, computation of net capital, and statement of cash flows for the year then ended in accordance with the standards established by the American Institute of Certified Public Accountants. No material differences exist between the audited and non-audited computation of net capital. All information included in these financial statements is the representation of the management of R.M.N. Securities, Inc.

During the course of the audit for the period ending December 31, 2006 an examination of the internal controls revealed other employees present in the company. However, I found that no one other than you has any access to any mail, checks, bank statements or other financial data that would cause an adverse opinion on the audited financial statements. I find that no material inadequacies exist.

In my opinion, the accompanying financial statements present fairly the financial position of R.M.N. Securities, Inc. as at December 31, 2006 and the results of operations for the year then ended in conformity with generally accepted accounting principles.

Sincerely,

Solomon L. Melamed

Solomon L. Melamed

RMN Securities, Inc.
d/b/a/ Senate Securities
Balance Sheet
December 31, 2006

Assets

Current assets		
Cash	133,171	
Accounts receivable	17,775	
Total Current assets		$ 150,946
Property plant and equipment		
Furniture and fixtures	28,651	
Less: accumulated depreciation	(28,651)	
Total Property plant and equipment		-0-
Total Assets		$ 150,946

Liabilities and Stockholders Equity

Current liabilities		
Accounts payable - trade	3,351	
Payroll taxes payable	1,363	
Total Current liabilities		$ 4,714
Stockholders Equity		
Common stock	1,000	
Additional paid in capital	82,612	
Retained earnings	62,620	
Total Stockholders Equity		146,232
Total Liabilities and Stockholders Equity		$ 150,946

RMN Securities, Inc.
d/b/a/ Senate Securities
Statement of Income (Loss) and Retained Earnings
For the period ending December 31, 2006

Operating revenue		
Sales	335,821	
		$ 335,821
Operating expenses		
Advertising	8,130	
Auto and truck expenses	825	
Insurance	24,872	
Legal and accounting	1,675	
Office expenses	5,016	
Officer salaries	36,000	
Other expenses	221,997	
Other taxes	100	
Payroll taxes	2,980	
Rental expenses	19,018	
Repairs and maintenance	340	
Travel expenses	2,524	
Telephone	5,817	
Total Operating expenses		329,294
Net income/(loss)		6,527
Retained earnings, beginning		61,463
Distribution to shareholders		(5,370)
Retained earnings, ending		$ 62,620

RMN Securities, Inc.
d/b/a/ Senate Securities
Statement of Retained Earnings
For the period ending December 31, 2006

Retained earnings, beginning	$ 61,463
Net income/(loss)	6,527
Distribution to shareholders	(5,370)
Retained earnings, ending	$ 62,620

RMN Securities, Inc.
d/b/a/ Senate Securities
Statement of Cash Flows
For the period ending December 31, 2006

Cash flows from operating activities:	
Net income/(loss)	$ 6,528
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operations:	
Decrease/(increase) in accounts receivable	(7,543)
Increase/(decrease) in accounts payable	1,409
Increase/(decrease) in payroll taxes payable	(1)
Net cash provided by (used in) operating activities	393
Cash flows from financing activities:	
Distributions to shareholders'	(5,370)
Net cash provided by (used in) financing activities	(5,370)
Net Increase(Decrease) in Cash	(4,977)
Cash at Beginning of Period	138,148
Cash at End of Period	$ 133,171

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
STOCKHOLDERS' EQUITY
AS AT DECEMBER 31, 2006

Retained Earnings	1/1/06	$ 61,463
Profit for 2006		6,528
Distributions		(5,370)
Retained Earnings	12/31/06	62,620
Common Stock		1,000
Paid-in-Capital		82,612
Total Stockholders' Equity 12/31/05		$ 146,232

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Method

The company reports on the accrual method of accounting.

2. Depreciation

The company depreciates it's fixed assets on the Modified Accelerated Cost Recovery System (MACRS).

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
DECEMBER 31, 2006

1. No material differences in the computations of the net capital account.

2. No material differences were found to have existed.

Net Capital Computation
R.M.N. Securities, Inc.
D/B/A Senate Securities
12/31/2006

1)	Ownership Equity		$ 146,232
2)	Total From Below		
3)	Additional Charges – Excess Clearing Deposit		
4)	Haircut	885	
5)	Total Deductions		885
6)	Tentative Net Capital		$ 145,377

END